Exhibit 99.2

Galapagos Reports Full Year 2024 Results and Provides Fourth Quarter Business Update

Compelling clinical results for GLPG5101 in three NHL indications underscore potential of innovative decentralized cell therapy platform to deliver fresh, fit cells, in median seven days vein-to-vein

Focusing on accelerating GLPG5101 program, expanding to eight indications with significant unmet needs, and aiming for first approval by 2028

Plan to separate into two companies listed on Nasdaq and Euronext, with SpinCo to build a pipeline through deals and Galapagos to advance novel cell therapies for cancers of high unmet need

Management to host conference call tomorrow, February 13, 2025, at 14:00 CET / 8:00 am ET

Mechelen, Belgium; February 12, 2025, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG), a global biotechnology company dedicated to transforming patient outcomes through life-changing science and innovation, today reported its financial results for the full year 2024 and provided an update on the fourth quarter 2024 and its year-to-date performance.

“We are making significant strides to position Galapagos for long-term value creation and to advance our global leadership in cell therapy by addressing high unmet medical needs in oncology,” said Paul Stoffels1, MD, CEO and Chair of the Board of Directors of Galapagos. “With the FDA’s IND clearance and the compelling clinical data we presented at ASH for our lead CD19 CAR-T candidate, GLPG5101, in three relapsed/refractory non-Hodgkin lymphoma indications, there is strong validation of our innovative, globally scalable cell therapy platform to deliver fresh, stem-like early memory CAR T-treatment in a median vein-to-vein time of seven days. These advantages further reinforce our conviction that GLPG5101 can drive positive outcomes for patients around the world with rapidly progressive diseases, including those who are at risk of rapid clinical deterioration.

“In line with our goal of becoming a more focused and streamlined organization, we are optimizing our CD19 CAR-T portfolio by prioritizing resources where they can have the greatest impact. We are expanding the development of GLPG5101, our most advanced asset by extending its reach into additional aggressive B-cell malignancies, including Richter transformation of CLL, and are taking action to expand into double-refractory CLL. We are deprioritizing activities related to GLPG5201, our second CD19 CAR-T candidate, pending the advancement of GLPG5101 in those additional indications. At the same time, we are advancing the Phase 1/2 study of GLPG5301 in multiple myeloma while strengthening our early-stage pipeline of next-generation, multi-targeting, armored cell therapies for hematological and solid tumors, accelerating innovation and driving long-term value creation. Additionally, through our partnership with Adaptimmune, we are progressing uza-cel, a TCR-T candidate for head and neck cancer, reinforcing our commitment to delivering transformational therapies,” concluded Dr. Stoffels.

Thad Huston, CFO and COO of Galapagos, added, “We continue to advance our strategic plan to separate into two publicly traded companies to be listed on Euronext and Nasdaq, Galapagos and SpinCo, with the aim to complete the transaction by mid-2025. Our Board, supported by the Nomination Committee, is actively working on recruiting a seasoned executive team and independent non-executive directors with a proven track record in biotech company-building and strategic transaction execution for SpinCo. We thank our shareholders, employees, and all stakeholders for their continued support and dedication as we work through this planned transition. We ended 2024 with €3.3 billion in cash and cash equivalents, of which approximately €2.45 billion will be used to capitalize SpinCo, the newly to be formed spin-off

[1]	Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’

company, which will focus on building a pipeline of innovative medicines through transformational transactions. At the time of the separation, Galapagos will have approximately €500 million in cash and autonomy to unlock the full potential of its differentiating cell therapy platform and to accelerate its cell therapy pipeline of potentially best-in-class assets, addressing high unmet medical needs in oncology. Galapagos expects to have a normalized annual cash burni in the range of €175 million to €225 million, excluding restructuring costs, upon separation.”

Fourth Quarter 2024 and Recent Business Update

CELL THERAPY PORTFOLIO

GLPG5101 (CD19 CAR-T) program to expand to eight aggressive B-cell malignancies, broadening patient reach and impact

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New data from the ongoing ATALANTA-1 Phase 1/2 study presented at ASH 2024 included updated data on patients with mantle cell lymphoma (MCL), marginal zone lymphoma (MZL) / follicular lymphoma (FL), and diffuse large B-cell lymphoma (DLBCL). As of the data cut-off on April 25, 2024, 49 patients had received cell therapy infusion, and safety and efficacy results were available for 45 patients and 42 patients, respectively. The results are summarized below:

•	High objective response rates (ORR) and complete response rates (CRR) were observed in the pooled Phase 1 and Phase 2 efficacy analysis set, split by indication:

•	In MCL, all 8 of 8 efficacy-evaluable patients responded to treatment (ORR and CRR 100%).

•	In MZL/FL, objective and complete responses were observed in 20 of 21 efficacy-evaluable patients (ORR and CRR 95%).

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In DLBCL, 9 of 13 efficacy-evaluable patients responded to treatment (ORR 69%), with 7 patients achieving a complete response (CRR 54%). Of the 7 patients with DLBCL who received the higher dose, 6 responded to treatment (ORR 86%) with 5 achieved a complete response (CRR 71%).

•	Of the 15 minimal residual disease (MRD)-evaluable patients with a complete response, 12 patients (80%) achieved MRD negativity and remained in complete response at data cut-off.

•	The median study follow-up was 3.3 months for FL and DLBCL with a range of 0.9-21.2 months, and 4.4 months for MCL with a range of 1-24.4 months.

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GLPG5101 showed an encouraging safety profile, with the majority of Grade ≥ 3 treatment emergent adverse events being hematological. One case of CRS Grade 3 was observed in Phase 1 and one case of ICANS Grade 3 was observed in Phase 2.

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96% of patients (47 of 49) received an infusion with fresh, fit, stem-like early memory CD19 CAR T-cell therapy, with 91.5% (43 of 47) achieving a vein-to-vein time of seven days, thereby avoiding cryopreservation, and eliminating the need for bridging therapy.

•	Strong and consistent in vivo CAR-T expansion levels and products consisting of stem-like, early memory phenotype T cells were observed in all doses tested.

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Beyond MCL, MZL/FL and DLBCL, the ATALANTA-1 study also includes high-risk first line DLBCL, Burkitt lymphoma (BL), and primary CNS lymphoma (PCNSL). Patient recruitment is ongoing in Europe, and with U.S. Food and Drug Administration (FDA) Investigational New Drug (IND) application clearance secured, and leading cancer centers in Boston engaged, we continue to work towards enrolling the first U.S. patient into the study. Boston-based Landmark Bio is operational and serves as the decentralized manufacturing unit (DMU) for ATALANTA-1. Galapagos aims to present additional new data at a medical meeting in 2025.

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Building on these encouraging data and in line with its goal to streamline the business, Galapagos is focusing its resources on accelerating GLPG5101 as its flagship CD19 CAR-T program, and pending the advancement of GLPG5101 in additional indications, is deprioritizing activities for GLPG5201, the Company’s second CD19 CAR-T candidate. With the addition of double-refractory chronic lymphocytic leukemia (CLL) and Richter transformation (RT) of CLL, both indications with significant unmet needs, GLPG5101 would be developed across eight aggressive B-cell malignancies, further unlocking its broad potential to address significant unmet medical needs.

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Galapagos is preparing to initiate pivotal development in 2026 and is aiming for a first approval in 2028. To support those goals, and supported by its strong collaborations with Lonza (for the Cocoon® platform) and Thermo Fisher Scientific (for the development of an ultra-rapid PCR sterility test together with miDiagnostics), the Company is scaling up manufacturing capacity at its existing DMUs in the U.S., including Landmark Bio (Boston area), Excellos (San Diego area), and recently signed Catalent (New Jersey, New York, and surrounding areas), as well as at multiple DMUs in key European markets. Additional DMUs will be integrated into the Company’s network to ensure sufficient capacity to support its future pivotal studies in key regions.

GLPG5301 (BCMA CAR-T) in relapsed/refractory multiple myeloma (R/R MM)

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The Phase 1 part of the PAPILIO-1 Phase 1/2 is currently recruiting patients. Upon completion of Phase 1 and analysis of the data, Galapagos will evaluate the most appropriate development strategy and next steps. The Company aims to present Phase 1 data at a future medical conference.

Early-stage pipeline comprising ten potential best-in-class cell therapies in hematology and solid tumors

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Galapagos’ proprietary early-stage pipeline provides a strong foundation for sustainable value-creation. It comprises multi-targeting, armored cell therapy constructs designed to improve potency, prevent resistance, and improve persistence of CAR-Ts in hematological and solid tumors. The Company plans to initiate clinical development of a novel CAR-T candidate in 2025 and expand its clinical pipeline of next-generation programs with the addition of two new clinical assets in 2026.

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Galapagos presented strong preclinical proof-of-concept data at ASH for uza-cel, a MAGE-A4 directed TCR T-cell therapy candidate in head and neck cancer, in partnership with Adaptimmune. The data demonstrated that Galapagos’ decentralized cell therapy manufacturing platform can produce uza-cel with features that may result in improved efficacy and durability of response in the clinic compared with the existing manufacturing procedure. Preparations are ongoing with the goal to start clinical development in 2026.

SMALL MOLECULE PORTFOLIO

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Galapagos is advancing its TYK2 inhibitor, GLPG3667, in two Phase 3-enabling studies for systemic lupus erythematosus (SLE) and dermatomyositis (DM). Screening for the SLE study was completed in January 2025, ahead of schedule. Topline results for the entire GLPG3667 program are anticipated in the first half of 2026.

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Following the planned strategic reorganization as announced early this year, Galapagos is seeking potential partners to take over its small molecule assets, including GLPG3667 for SLE, DM, and other potential auto-immune indications.

POST-PERIOD EVENTS

•	On January 8, 2025, Galapagos announced a plan to separate into two publicly traded entities aimed at unlocking shareholder value and creating strategic focus.

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SpinCo (to be named later) will be a newly formed company with approximately €2.45 billion in current Galapagos cash, focusing on building a pipeline of innovative medicines through transformational transactions, with Gilead as a strategic partner.

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SpinCo will establish a Board of Directors with the majority of its members being independent. SpinCo will be led by a small seasoned executive team with a proven track record in biotechnology company-building and strategic transaction execution.

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SpinCo plans to apply for listing on Nasdaq and Euronext, with all Galapagos shareholders receiving SpinCo shares on a pro rata basis, proportional to their ownership of Galapagos shares as of a record date to be established.

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As of the separation, the global Option, License and Collaboration Agreement with Gilead (OLCA) will be assumed by SpinCo. For future transactions, Gilead has committed to negotiating in good faith amendments to the OLCA on a transaction-by-transaction basis to achieve positive value for SpinCo and all of its shareholders. To date, Gilead has demonstrated flexibility in amending the key financial and structural terms of the OLCA to support Galapagos in its assessment of potential business development opportunities to enable value creation. We expect incentives between SpinCo and Gilead to be aligned such that SpinCo can pursue high-quality assets, fund development and invest in its portfolio, so that potential significant future value creation is retained for SpinCo and all of its shareholders.

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Galapagos will focus on unlocking the broad potential of its innovative decentralized cell therapy manufacturing platform, enabling the delivery of fresh, early stem-like memory cell therapy within a median vein-to-vein time of seven days, and advancing its cell therapy pipeline of potentially best-in-class assets which will not be subject to the OLCA as of the separation. Galapagos will have approximately €500 million in cash at the expected time of the spin-off of SpinCo, providing it a cash runway to 2028. To advance its goal of becoming a global leader in cell therapy in oncology and as part of its focused strategy and optimized capital allocation, Galapagos will seek partners for its small molecule assets.

Financial performance

Full year 2024 key figures (consolidated)

(€ millions, except basic & diluted earnings per share)

	December 31, 2024	December 31, 2023	% Change
Supply revenues	34.8	—
Collaboration revenues	240.8	239.7	+0%
Total net revenues	275.6	239.7	+15%
Cost of sales	(34.8)	—
R&D expenses	(335.5)	(241.3)	+39%
G&Aii and S&Miii expenses	(134.4)	(134.0)	+0%
Other operating income	40.8	47.3	-14%
Operating loss	(188.3)	(88.3)
Fair value adjustments and net exchange differences	95.8	16.3
Net other financial result	89.4	77.6	+15%
Income taxes	1.8	(9.6)
Net loss from continuing operations	(1.3)	(4.0)
Net profit from discontinued operations, net of tax	75.4	215.7
Net profit of the year	74.1	211.7
Basic and diluted earnings per share (€)	1.12	3.21
Financial investments, cash & cash equivalents	3,317.8	3,684.5

DETAILS OF THE FULL YEAR 2024 FINANCIAL RESULTS

The planned strategic reorganization and separation into two publicly traded companies announced on January 8, 2025, was assessed to be a non-adjusting subsequent event for the financial statements for the year ended December 31, 2024. Further information will be disclosed in the Annual Report 2024.

As a consequence of the transfer of its Jyseleca® business to Alfasigma, the revenues and costs related to Jyseleca® for the full years 2024 and 2023 are presented separately from the results of the Company’s continuing operations on the line ‘Net profit from discontinued operations, net of tax’ in the consolidated income statement.

Results from continuing operations

Total operating loss from continuing operations amounted to €188.3 million in 2024, compared to an operating loss of €88.3 million in 2023.

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Total net revenues amounted to €275.6 million in 2024, compared to €239.7 million last year. The revenue recognition related to the exclusive access rights granted to Gilead for Galapagos’ drug discovery platform amounted to €230.2 million in 2024, compared to €230.2 million in 2023. Galapagos also recognized royalty income from Gilead for Jyseleca® for €10.6 million in 2024, compared to €9.5 million in 2023. The deferred income balance at December 31, 2024 includes €1.1 billion allocated to the Company’s drug discovery platform.

•	Cost of sales amounted to €34.8 million in 2024 and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues.

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R&D expenses in 2024 amounted to €335.5 million, compared to €241.3 million in 2023. Subcontracting costs increased by €77.1 million from €83.0 million in 2023 to €160.1 million in 2024 primarily driven by the cell therapy programs in oncology. Depreciation and impairment costs in 2024 amounted to €35.4 million, compared to €22.3 million in 2023. Personnel costs decreased from €95.8 million in 2023 to €87.7 million in 2024 primarily due to lower accelerated non-cash cost recognition for subscription right plans related to good leavers and reduced severance costs.

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S&M and G&A expenses amounted to €134.4 million in 2024, compared to €134.0 million in 2023. The increase in S&M and G&A expenses was mainly due to higher legal and professional fees amounting to €34.9 million compared to €23.4 million in 2023 related to corporate projects and strategic investments. This increase was offset by a decrease in personnel costs amounting to €59.2 million in 2024 (€69.1 million in 2023) and a decrease in depreciation and impairment amounting to €13.2 million in 2024 compared to €16.1 million in 2023.

•	Other operating income of €47.3 million in 2023 decreased to €40.8 million in 2024, mainly driven by lower grant and R&D incentives income.

Net financial income in 2024 amounted to €185.2 million, compared to net financial income of €93.9 million in 2023.

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Fair value adjustments and net currency exchange results amounted to €95.8 million in 2024, compared to fair value adjustments and net currency exchange results in 2023 of €16.3 million and were primarily attributable to €73.7 million of positive changes in fair value of current financial investments, and to €22.2 million of unrealized currency exchange gains on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollars.

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Net other financial income in 2024 amounted to €89.4 million, compared to net other financial income of €77.6 million in 2023. Net interest income amounted to €88.5 million in 2024 compared to €77.5 million of net interest income in 2023, due to an increase in the interest rates.

Galapagos had €1.8 million of tax income in 2024, compared to €9.6 million of tax expenses in 2023. This decrease was primarily due to the re-assessment in 2023 of net deferred tax liabilities and corporate income tax payables due to a one-off intercompany transaction.

The Company reported a net loss from continuing operations in 2024 of €1.3 million, compared to a net loss from its continuing operations of €4.0 million in 2023.

Results from discontinued operations

(€ millions)

	December 31, 2024	December 31, 2023	% Change
Product net sales	11.5	112.3	-90%
Collaboration revenues	26.0	431.5	-94%
Total net revenues	37.5	543.8	-93%
Cost of sales	(1.7)	(18.0)	-91%
R&D expenses	(8.1)	(190.2)	-96%
G&Aii and S&Miii expenses	(12.6)	(131.3)	-90%
Other operating income	56.2	13.0	+332%
Operating profit	71.3	217.3	-67%
Net financial result	4.2	0.5
Income taxes	(0.1)	(2.1)
Net profit from discontinued operations	75.4	215.7

Total operating profit from discontinued operations amounted to €71.3 million in 2024, compared to an operating profit of €217.3 million in 2023.

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Product net sales of Jyseleca® in Europe were €11.5 million in 2024, which consisted of sales to customers in January 2024. Product net sales to customers in 2023 amounted to €112.3 million. Beginning February 1, 2024, all economics linked to the sales of Jyseleca® in Europe are to the benefit of Alfasigma.

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Collaboration revenues for the development of filgotinib with Gilead amounted to €26.0 million in 2024, compared to €429.4 million in 2023. The sale of the Jyseleca® business to Alfasigma on January 31, 2024 led to the full recognition in revenue of the remaining deferred income related to filgotinib.

•	Cost of sales related to Jyseleca® net sales were €1.7 million in 2024, compared to €18.0 million in 2023.

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R&D expenses for the filgotinib development in 2024 amounted to €8.1 million, compared to €190.2 million in 2023. Beginning February 1, 2024, all filgotinib development expenses still incurred during the transition period are recharged to Alfasigma.

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S&M and G&A expenses related to the Jyseleca® business amounted to €12.6 million in 2024, compared to €131.3 million in 2023. Beginning February 1, 2024, all remaining G&A and S&M expenses relating to Jyseleca® are recharged to Alfasigma.

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Other operating income amounted to €56.2 million in 2024 compared to €13.0 million in 2023 and comprised €52.3 million related to the gain on the sale of the Jyseleca® business to Alfasigma. The result of this transaction is considering the following elements:

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€50.0 million of upfront payment received at closing of the transaction, of which €40.0 million was paid on an escrow account. This amount was kept in escrow for a period of one year after the closing date of January 31, 2024, and was partially released in February 2025 (the remaining part being under discussion). Galapagos gave customary representations and warranties, which are capped and limited in time. At December 31, 2024, this €40.0 million is presented as “Escrow account” in the Company’s statement of financial position.

•	€9.8 million of cash received from Alfasigma related to the closing the transaction as well as €0.75 million of accrued negative adjustment for the settlement of net cash and working capital.

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€47.0 million of fair value on January 31, 2024 of the future earn-outs payable by Alfasigma to Galapagos (the fair value of these future earn-outs at December 31, 2024 is presented on the lines “Non-current contingent consideration receivable” and “Trade and other receivables”). Beginning February 1, 2024, Galapagos is entitled to receive earn-outs on net sales of Jyseleca® in Europe from Alfasigma.

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€40.0 million of liability towards Alfasigma on January 31, 2024 for R&D cost contributions of which €15.0 million was paid in 2024 (at December 31, 2024, €25.0 million of liabilities for R&D cost contribution is presented in the Company’s statement of financial position on the line “Trade and other liabilities”).

Net financial income attributable to the Jyseleca® business in 2024 amounted to €4.2 million, compared to a net financial income of €0.5 million in 2023. The increase is primarily attributed to the positive discounting component of the earn-outs payable by Alfasigma to Galapagos.

Net profit from discontinued operations related to Jyseleca® amounted to €75.4 million, compared to net profit amounting to €215.7 million for the year 2023.

Galapagos reported a net profit in 2024 of €74.1 million, compared to a net profit of €211.7 million in 2023.

Cash position

Financial investments and cash and cash equivalents totaled €3,317.8 million on December 31, 2024, as compared to €3,684.5 million on December 31, 2023.

Total net decrease in cash and cash equivalents and financial investments amounted to €366.7 million in 2024, compared to a net decrease of €409.6 million in 2023. This net decrease was composed of (i) €374.0 million of operational cash burn including €80.4 million cash impact of business development activities, (ii) €36.9 million for the acquisition of financial assets held at fair value through other comprehensive income, (iii) €27.5 million of net cash in related to the sale of the Jyseleca® business to Alfasigma of which €40.0 million has been transferred to an escrow account, partly offset by (iv) €56.7 million of positive exchange rate differences, positive changes in fair value of current financial investments and variation in accrued interest income.

Financial Guidance

As of December 31, 2024, Galapagos had €3.3 billion in cash and financial investments. Galapagos intends to separate into two publicly traded companies and to establish SpinCo with approximately €2.45 billion in current cash. Following this planned transaction, Galapagos expects its normalized annual cash burn to be between €175 million and €225 million, excluding restructuring costs. Upon separation, Galapagos expects to have approximately €500 million in cash to accelerate its pipeline and fund its operations to 2028.

Annual Report 2024

Galapagos is currently finalizing the financial statements for the year ended December 31, 2024. The Company’s independent auditor has confirmed that its audit procedures in relation to the financial information for the year ended December 31, 2024, in accordance with the International Standards on Auditing are substantially completed and have not revealed any material corrections required to be made to the financial information included in this press release. Should any material changes arise during the audit’s finalization, an additional press release will be issued. Galapagos aims to publish the fully audited full year 2024 annual report on, or around, March 27, 2025.

Conference call and webcast presentation

Galapagos will host a conference call and webcast presentation on February 13, 2025, at 14:00 CET / 8:00 am ET. To participate in the conference call, please register using this link. Dial-in numbers will be provided upon registration. The conference call can be accessed 10 minutes prior to the start of the call using the access information provided in the e-mail received upon registration or by using the “call me” feature. The live webcast is available on glpg.com or via the following link. The archived webcast will be available for replay shortly after the close of the call on the investor section of the website.

Financial calendar 2025

Date	Details
March 27	Publication Annual Report 2024 and 20-F 2024
April 23	First quarter 2025 results (webcast April 24, 2025)
April 29	Annual Shareholders’ meeting
July 23	Half Year 2025 results (webcast July 24, 2025)
October 22	Third quarter 2025 results (webcast October 23, 2025)

About Galapagos

We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Srikant Ramaswami +1 412 699 0359 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements

This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash for the fiscal year 2024), statements regarding the intended separation of Galapagos into two public companies, the corporate reorganization and related transactions, including the expected timeline of such transactions, anticipated changes to the management and Board of Directors of each of Galapagos and SpinCo, the anticipated benefits and synergies of such transactions; the receipt of regulatory and shareholder approvals for such transactions; and the anticipated cash burn and cash runway of Galapagos following such transactions, statements regarding capital allocation and the intended deprioritization of GLPG5201, statements regarding our regulatory outlook, statements regarding the amount and timing of potential future milestones, and potential future milestone payments, statements regarding our R&D plans, strategy and outlook, including progress on our oncology or immunology portfolio, and potential changes in such strategy and plans, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our product candidates and partnered programs, and any of our future product candidates or approved products, if any, statements regarding the global R&D collaboration with Gilead and the amendment of our arrangement with Gilead for the commercialization and development of filgotinib, statements regarding the expected timing, design and readouts of our ongoing and planned preclinical studies and clinical trials, including but not limited to (i) GLPG3667 in SLE and DM, (ii) GLPG5101 in R/R NHL, and (v) GLPG5301 in R/R MM, including recruitment for trials and interim or topline results for trials and studies in our portfolio, statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any, statements about potential future commercial manufacturing of T-cell therapies, statements related to the IND application for the Phase 1/2 ATALANTA-1 study, statements related to the anticipated timing for submissions to regulatory agencies, including any INDs or CTAs, statements relating to the development of our distributed manufacturing capabilities on a global basis, and statements related to our portfolio goals, business plans, and sustainability plans. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2024 operating expenses, cash burn and other financial estimates may be incorrect (including because one or more of its assumptions underlying our revenue or expense expectations may not be realized), he risks associated with the anticipated transactions, including the risk that regulatory and shareholder approvals required in connection with the transactions will not be received or obtained within the expected time frame or at all, the risk that the transactions and/or the necessary conditions to consummate the transactions will not be satisfied on a timely basis or at all, uncertainties regarding our ability to successfully separate Galapagos into two companies and realize the anticipated benefits from the separation within the expected time frame or at all, the two separate companies’ ability to succeed as stand-alone, publicly traded companies, the risk that costs of restructuring transactions and other costs incurred in connection with the transactions will exceed our estimates, the impact of the transactions on our businesses and the risk that the transactions may be more difficult, time consuming or costly than expected, risks associated with Galapagos’ product candidates and partnered programs, including GLPG5101 and uza-cel, the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the risk that data from Galapagos’ ongoing and planned clinical research programs in DM, SLE, R/R NHL, RT, R/R MM and other oncologic indications or any other indications or diseases, may not support registration or further development of its product candidates due to safety or efficacy concerns or other reasons), the risk that we may not be able to realize the expected benefits from the appointment (by way of co-optation) of the new Director, the risk that the preliminary and topline data from our studies, including the ATALANTA-1 and PAPILIO-1-studies, may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partners Gilead, Lonza, Adaptimmune and Blood Centers of America), the risk that the transfer of the Jyseleca® business will not have the currently expected results for our business and results of operations the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate, and risks related to our strategic transformation exercise, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

[i]

The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in the cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

•	the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities

•

the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through other comprehensive income; the movement in restricted cash and movement in financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities

•	the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.

This alternative liquidity measure is in the view of the Company an important metric for a biotech company in the development stage. The operational cash burn for the year 2024 amounted to €374.0 million and can be reconciled to the cash flow statement by considering the decrease in cash and cash equivalents of €104.4 million, adjusted by (i) the net sale of financial investments amounting to €319.0 million, (ii) the cash-out related to the sale of subsidiaries of €12.5 million, and (iii) the acquisition of financial assets held at fair value through other comprehensive income of €36.9 million.

ii	General and administrative

iii	Sales and marketing

Consolidated financial statements CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME/LOSS (-) Consolidated income statement Year ended December 31 (thousands of €, except per share data) 2024 2023 Supply revenues 34,863 -Collaboration revenues 240,786 239,724 Total net revenues 275,649 239,724 Cost of sales (34,863) -Research and development expenses (335,459) (241,294) Sales and marketing expenses (17,193) (5,676) General and administrative expenses (117,245) (128,289) Other operating income 40,773 47,272 Operating loss (188,338) (88,263) Fair value adjustments and net currency exchange differences 95,795 16,252 Other financial income 91,128 80,249 Other financial expenses (1,670) (2,613) Profit/loss (-) before tax (3,085) 5,625 Income taxes 1,803 (9,613) Net loss from continuing operations (1,282) (3,988) Net profit from discontinued operations, net of tax 75,364 215,685 Net profit 74,082 211,697 Net profit attributable to: Owners of the parent 74,082 211,697 Basic and diluted earnings per share 1.12 3.21 Basic and diluted loss per share from continuing operations (0.02) (0.06)

Consolidated statement of comprehensive income/loss (-) Year ended December 31 (thousands of €) 2024 2023 Net profit 74,082 211,697 Items that will not be reclassified subsequently to profit or loss: Re-measurement of defined benefit obligation 246 (1,037) Fair value adjustment financial assets held at fair value through other comprehensive income 2,486—Items that may be reclassified subsequently to profit or loss: Translation differences, arisen from translating foreign activities 578 392 Realization of translation differences upon sale of foreign operations 4,095—Other comprehensive income/loss (-), net of income tax 7,405 (645) Total comprehensive income attributable to: Owners of the parent 81,487 211,052 Total comprehensive income attributable to owners of the parent arises from: Continuing operations 1,764 (4,564) Discontinued operations 79,723 215,616 Total comprehensive income, net of income tax 81,487 211,052

CONSOLIDATED STATEMENT OF FINANCIAL POSITION Assets December 31 December 31 (thousands of €) 2024 2023 Goodwill 70,010 69,557 Intangible assets other than goodwill 164,862 127,906 Property, plant and equipment 122,898 126,321 Deferred tax assets 1,474 1,126 Non-current R&D incentives receivables 132,729 141,252 Non-current contingent consideration receivable 42,465 -Equity investments 52,941 13,575 Other non-current assets 8,708 16,070 Non-current financial investments 200,182—Non-current assets 796,269 495,807 Inventories 51,192 73,978 Trade and other receivables 47,476 28,449 Current R&D incentives receivables 39,882 37,436 Current financial investments 3,053,334 3,517,698 Cash and cash equivalents 64,239 166,803 Escrow account 41,163 -Other current assets 31,049 15,140 Current assets from continuing operations 3,328,335 3,839,504 Assets in disposal group classified as held for sale 11,115 22,085 Total current assets 3,339,450 3,861,589 Total assets 4,135,719 4,357,396

CONSOLIDATED STATEMENT OF FINANCIAL POSITION Equity and liabilities December 31 December 31 (thousands of €) 2024 2023 Share capital 293,937 293,937 Share premium account 2,736,994 2,736,994 Other reserves (3,158) (5,890) Translation differences 3,472 (1,201) Accumulated losses (134,306) (228,274) Total equity 2,896,939 2,795,566 Retirement benefit liabilities 2,099 2,293 Deferred tax liabilities 20,660 23,607 Non-current lease liabilities 8,243 4,944 Other non-current liabilities 33,821 31,570 Non-current deferred income 838,876 1,071,193 Non-current liabilities 903,699 1,133,607 Current lease liabilities 3,479 4,652 Trade and other liabilities 98,877 135,201 Current tax payable 249 56 Current deferred income 232,476 256,270 Current liabilities from continuing operations 335,081 396,179 Liabilities directly associated with assets in disposal group classified as held for sale—32,044 Total current liabilities 335,081 428,223 Total liabilities 1,238,780 1,561,830 Total equity and liabilities 4,135,719 4,357,396

CONSOLIDATED CASH FLOW STATEMENTS (thousands of €) 2024 2023 Net profit of the year 74,082 211,697 Adjustment for non-cash transactions (4,909) 99,291 Adjustment for items to disclose separately under operating cash flow (89,644) (65,763) Adjustment for items to disclose under investing and financing cash flows (76,239) (16,688) Change in working capital other than deferred income (61,445) (31,373) Cash used for other liabilities related to the disposal of subsidiaries (3,598) -Decrease in deferred income (255,508) (661,062) Cash used in operations (417,261) (463,898) Interest paid (689) (3,809) Interest received 97,518 69,907 Corporate taxes received/paid (-) 406 (8,170) Net cash flow used in operating activities (320,026) (405,970) Purchase of property, plant and equipment (16,720) (18,706) Purchase of and expenditure in intangible fixed assets (65,390) (567) Proceeds from disposal of property, plant and equipment 3 2,426 Purchase of financial investments (3,349,406) (3,390,178) Investment income received related to financial investments 29,498 14,765 Sale of financial investments 3,668,441 3,484,411 Cash out from the disposal of subsidiaries, net of cash disposed of (8,949) -Cash out from acquisition of subsidiaries, net of cash acquired—(7,000) Acquisition of financial assets held at fair value (36,880) (13,965) Net cash flow generated from investing activities 220,597 71,186 Payment of lease liabilities (4,924) (6,771) Proceeds from capital and share premium increases from exercise of subscription rights—1,770 Net cash flow used in financing activities (4,924) (5,001) Decrease in cash and cash equivalents (104,353) (339,785)

CONSOLIDATED CASH FLOW STATEMENT (thousands of €) 2024 2023 Cash and cash equivalents at beginning of year 166,810 508,117 Decrease in cash and cash equivalents (104,353) (339,785) Effect of exchange rate differences on cash and cash equivalents 1,782 (1,522) Cash and cash equivalents at end of the year 64,239 166,810

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY Share Share Translation Other Accumul. premium Total capital differences reserves losses (thousands of €) account On January 1, 2023 293,604 2,735,557 (1,593) (4,853) (496,689) 2,526,026 Net profit 211,697 211,697 Other comprehensive income/ loss (-) 392 (1,037) (645) Total comprehensive income/ loss (-) 392 (1,037) 211,697 211,052 Share-based compensation 56,718 56,718 Exercise of subscription rights 333 1,437 1,770 On December 31, 2023 293,937 2,736,994 (1,201) (5,890) (228,274) 2,795,566 On January 1, 2024 293,937 2,736,994 (1,201) (5,890) (228,274) 2,795,566 Net profit 74,082 74,082 Other comprehensive income 4,673 2,732 7,405 Total comprehensive income 4,673 2,732 74,082 81,487 Share-based compensation 19,886 19,886 On December 31, 2024 293,937 2,736,994 3,472 (3,158) (134,306) 2,896,939